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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)*

                              SAMSONITE CORPORATION
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   79604v105
                               ------------------
                                 (CUSIP Number)

                             Deborah J. Ruosch, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                       601 S. Figueroa Street, 30th Floor
                          Los Angeles, California 90017
                                 (213) 892-4000
                ------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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================================================================================
CUSIP NO. 79604v105              SCHEDULE 13D                 Page 2 of 7 Pages
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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ares Management L.P.
      IRS Employee No.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [X]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 79604v105                                          Page 3 of 7 Pages
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Item 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2. IDENTITY AND BACKGROUND

     This Statement is filed by Ares Management, L.P., a Delaware limited partnership (the "Reporting Person"). The Reporting Person is principally engaged in the business of serving as managing general partner of certain entities engaged in the business of investment in securities. The principal office of the Reporting Person is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     Ares Operating Member LLC, a Delaware limited liability company ("Operating"), is the managing general partner of the Reporting Person. Operating is principally engaged in the business of serving as general partner of the Reporting Person. The principal place of business of Operating is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     Attached as Appendix A to Item 2 is information concerning the principals of the Reporting Person and other entities as to which such information is required to be disclosed in response to Item 2 to Schedule 13D.

     Neither the Reporting Person nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See the information set forth under "Item 4. Purpose of the Transaction."

Item 4. PURPOSE OF TRANSACTION

     On June 27, 2002, the Reporting Person and Artemis S.A. ("Artemis") delivered a letter (the "June 27 Letter") to the board of directors of the Issuer containing a joint proposal for a deleveraging



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CUSIP No. 79604v105                                          Page 4 of 7 Pages
---------------------                                       --------------------

transaction (the "Transaction") in which affiliates of the Reporting Person, Artemis and other investors (collectively, the "Investors") would provide new equity capital to the Issuer. The new equity capital would be used to reduce the Issuer's outstanding indebtedness and to retire a portion of the Issuer's outstanding preferred stock. If the Transaction were to occur, the Investors would acquire a majority of the voting power of the Issuer and the right to appoint a majority of its directors. In addition, the Transaction, if it were to occur, could relate to or result in one or more of the matters set forth in Sections (a) through (j) of Item 4 to Schedule 13D, including, without limitation, Sections (a), (d), (e), (g) and (i).

     There can be no assurance that the Transaction, or any other transaction, will occur. The Reporting Person retains the right to withdraw, amend or modify the proposal. The Reporting Person or its representatives may engage in negotiations with the Issuer's board of directors, or in discussions with other stockholders of the Issuer, concerning the Transaction or other possible transactions.

     The foregoing is qualified in its entirety by reference to the June 27 Letter and the accompanying term sheet describing the Transaction, the full texts of which are attached as Exhibit 1 hereto.

     In connection with the proposal to the Issuer contained in the June 27 Letter, the Reporting Person and Artemis entered into an investment agreement, dated June 27, 2002 (the "Investment Agreement"), relating to matters concerning the proposal and the intended provisions of a potential stockholders' agreement they would expect to enter into if the Transaction is completed, including provisions concerning the governance of the Issuer, sales of securities of the Issuer and registration of the securities of the Issuer under U.S. federal securities laws. The foregoing is qualified in its entirety by reference to the Investment Agreement, the full text of which is attached as Exhibit 2 hereto.

     Certain entities managed by affiliates of the Reporting Person hold an aggregate of 63,706 shares of the Issuer's 13 7/8% Senior Redeemable Exchangeable Preferred Stock ("Preferred Stock"). The proposed Transaction contemplates that outstanding shares of Preferred Stock, including shares of Preferred Stock held by affiliates of the Reporting Person, may be exchanged for Common Stock upon consummation of the Transaction.

     The Reporting Person retains the right to change its investment intent, to propose one or more transactions to the Issuer's board, to acquire or sell or dispose of shares of Common Stock or other securities of the Issuer from time to time in any manner permitted by law.



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CUSIP No. 79604v105                                         Page 5 of 7 Pages
---------------------                                   ------------------------

Item 5. INTEREST AND SECURITIES OF THE ISSUER

     (a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     As a result of the June 27 Letter and the Investment Agreement described in
Item 4 above, the Reporting Person may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities owned by any other person. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock, including shares of Common Stock held by Artemis and further disclaims the existence of a group.

     (b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person.

     (d) Not applicable.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Item 4 above is hereby incorporated by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1.1 Letter, dated June 27, 2002, from Ares Management, L.P. and Artemis S.A. to the Board of Directors of Samsonite Corporation.

        Exhibit 1.2 Investment Agreement, dated June 27, 2002, by and between Ares Management, L.P. and Artemis S.A.

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CUSIP No. 79604v105                                          Page 6 of 7 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 27th day of June, 2002.

ARES MANAGEMENT, L.P.


By:  /s/ Eric Beckman
     ----------------------
Name:    Eric Beckman
Title:   Managing Director



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CUSIP No. 79604v105                                          Page 7 of 7 Pages
---------------------                                     ----------------------

                              APPENDIX A TO ITEM 2

     The following sets forth information with respect to the general partners and principals of the Reporting Person and Operating. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. The principal business address of each person or entity set forth below is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067, and each such person or entity is a citizen of the United States of America.

     The principal business of the Reporting Person is to provide advice regarding and serve as managing general partner of various entities engaged in investments in securities. The principal business of Operating is to serve as general partner of the Reporting Person.

     The controlling member of Operating is Mr. Antony P. Ressler. The principal occupation of Mr. Ressler is to act as the controlling member of Operating and also a founding principal of the Reporting Person. Mr. Ressler is principally engaged in the business of investment management through his interests and capacities in the Reporting Person and its affiliates.